# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Resideo Technologies, Inc., CIK 0001740332
CUSIP: 76118Y104
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 901 E 6th Street, Austin, Texas (TX), 78702
Date of event which requires filing of this statement: 11/11/2025
Amends the filing with accession number 0001193125-24-267221
Filed by CIK 0002044245
Persons authorized to receive notices and communications: Rima Simson, Clayton, Dubilier & Rice, LLC, 550 Madison Avenue, 32nd Floor, New York, New York (NY), 10022, (212) 407-5227; Sophia Hudson, P.C., Julia Danforth, P.C., Kirkland & Ellis LLP, 601 Lexington Ave., New York, New York (NY), 10022, (212) 446-4800

## Reporting persons
- CD&R Channel Holdings II, L.P. (CIK 0002044245): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 33,478,322; sole dispositive power 0; shared dispositive power 33,478,322; aggregate amount beneficially owned 33,478,322 (19.9% of the class)
  Comment: The reported securities represent (i) 18,517,830 shares of common stock, par value $0.001 per share (the "Common Stock"), that are issuable upon the conversion (based on an initial conversion price of $26.92), at the option of the holder, of 498,500 shares of Series A Cumulative Convertible Participating Preferred Stock (the "Preferred Stock") beneficially owned by the Reporting Person and (ii) 14,960,492 shares of Common Stock directly held by the Reporting Person.
  
  All percentages are calculated using a fraction, the numerator of which is the total number of shares of Common Stock set forth above and the denominator of which is 168,232,774, which is equal to the sum of 149,714,944 shares of Common Stock outstanding as of October 24, 2025, as reported in the Issuer's Form 10-Q, filed November 5, 2025, plus 18,517,830 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person.
- CD&R Channel Holdings, L.P. (CIK 0002021816): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 18,517,830; sole dispositive power 0; shared dispositive power 18,517,830; aggregate amount beneficially owned 18,517,830 (11% of the class)
  Comment: The reported securities represent 18,517,830 shares of Common Stock that are issuable upon the conversion (based on an initial conversion price of $26.92), at the option of the holder, of 498,500 shares of Preferred Stock beneficially owned by the Reporting Person.
  
  All percentages are calculated using a fraction, the numerator of which is the total number of shares of Common Stock set forth above and the denominator of which is 168,232,774, which is equal to the sum of 149,714,944 shares of Common Stock outstanding as of October 24, 2025, as reported in the Issuer's Form 10-Q, filed November 5, 2025, plus 18,517,830 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person.
- CD&R Investment Associates XII, Ltd. (CIK 0002022047): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 33,478,322; sole dispositive power 0; shared dispositive power 33,478,322; aggregate amount beneficially owned 33,478,322 (19.9% of the class)
  Comment: The reported securities represent (i) 18,517,830 shares of Common Stock that are issuable upon the conversion (based on an initial conversion price of $26.92), at the option of the holder, of 498,500 shares of Preferred Stock beneficially owned by the Reporting Person and (ii) 14,960,492 shares of Common Stock directly held by CD&R Channel Holdings II, L.P. ("CD&R Holdings II").
  
  All percentages are calculated using a fraction, the numerator of which is the total number of shares of Common Stock set forth above and the denominator of which is 168,232,774, which is equal to the sum of 149,714,944 shares of Common Stock outstanding as of October 24, 2025, as reported in the Issuer's Form 10-Q, filed November 5, 2025, plus 18,517,830 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person.
- CD&R Associates XII, L.P. (CIK 0002023588): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 33,478,322; sole dispositive power 0; shared dispositive power 33,478,322; aggregate amount beneficially owned 33,478,322 (19.9% of the class)
  Comment: The reported securities represent (i) 18,517,830 shares of Common Stock that are issuable upon the conversion (based on an initial conversion price of $26.92), at the option of the holder, of 498,500 shares of Preferred Stock beneficially owned by the Reporting Person and (ii) 14,960,492 shares of Common Stock directly held by CD&R Holdings II.
  
  All percentages are calculated using a fraction, the numerator of which is the total number of shares of Common Stock set forth above and the denominator of which is 168,232,774, which is equal to the sum of 149,714,944 shares of Common Stock outstanding as of October 24, 2025, as reported in the Issuer's Form 10-Q, filed November 5, 2025, plus 18,517,830 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Resideo Technologies, Inc.
Address of issuer's principal executive offices: 901 E 6th Street, Austin, Texas (TX), 78702
Comment: This Amendment No. 5 amends the Statement on Schedule 13D initially filed on June 24, 2024 with the Securities and Exchange Commission and amended on November 27, 2024, May 9, 2025, July 25, 2025 and August 18, 2025 (as amended, the "Schedule 13D") by (i) CD&R Channel Holdings, L.P., a Cayman Islands exempted limited partnership ("CD&R Holdings"), (ii) CD&R Holdings II, (iii) CD&R Investment Associates XII, Ltd., a Cayman Islands exempted company ("CD&R Investment Associates"), and (iv) CD&R Associates XII, L.P., a Cayman Islands exempted limited partnership ("CD&R Associates" and, together with CD&R Holdings, CD&R Holdings II and CD&R Investment Associates, collectively the "Reporting Persons").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 5(c) of this Amendment No. 5 is hereby incorporated by reference into this Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended in its entirety to read as follows.

(i) (1) CD&R Holdings is the beneficial owner of 18,517,830 shares of Common Stock on an as-converted basis (based on an initial conversion price of Preferred Stock of $26.92), which are issuable upon conversion, at the option of the holder, of 498,500 shares of Preferred Stock that are held directly by CD&R Holdings, and (2) CD&R Holdings II directly holds 14,960,492 shares of Common Stock. Taking into account such securities, CD&R Holdings beneficially owns 11.0% of the outstanding shares of Common Stock and CD&R Holdings II, CD&R Investment Associates and CD&R Associates beneficially own 19.9% of the outstanding shares of Common Stock, based on (x) the initial conversion price of Preferred Stock of $26.92 and (y) 149,714,944 shares of Common Stock outstanding as of October 24, 2025, as reported in the Issuer's Form 10-Q, filed November 5, 2025.

(ii) CD&R Holdings II and CD&R Investment Associates may be deemed to beneficially own the 18,517,830 shares of Common Stock issuable upon conversion of the 498,500 shares of Preferred Stock that are held directly by CD&R Holdings because CD&R Holdings is wholly owned by CD&R Holdings II and CD&R Investment Associates is the general partner of CD&R Holdings II, but each of CD&R Holdings II and CD&R Investment Associates expressly disclaims such beneficial ownership. CD&R Investment Associates may be deemed to beneficially own the 14,960,492 shares of Common Stock that are held directly by CD&R Holdings II because CD&R Investment Associates is the general partner of CD&R Holdings II, but CD&R Investment Associates expressly disclaims such beneficial ownership. Investment and voting decisions with respect to the reported securities are made by majority vote of an investment committee of limited partners of CD&R Associates that consists of more than ten individuals, each of whom is also an investment professional of Clayton, Dubilier & Rice, LLC (the "Investment Committee"). All members of the Investment Committee expressly disclaim beneficial ownership of the reported securities.

(iii) CD&R Investment Associates is managed by a two-person board of directors. Donald J. Gogel and Nathan K. Sleeper, as the directors of CD&R Investment Associates, may be deemed to share beneficial ownership of the reported securities. Such persons expressly disclaim such beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose:
In addition to the description set forth above in Item 5(a), see the cover pages of this Schedule 13D for a description of the respective voting powers and disposition powers of the Reporting Persons.

The responses set forth in Items 4 and 6 are incorporated by reference in their entirety.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof.

Within the prior 60 days, CD&R Holdings II acquired shares of Common Stock with one or more of the Reporting Persons' or their respective affiliates' cash on hand from capital contributions from its partners and cash dividends received in respect of the Preferred Stock in the following market transactions:

Date Purchase/(Sale) Amount of Weighted Low Price High Price
Shares Average Price
11 / 10 / 25 Purchase 333,000 $30.6902 $30.35 $31.10
11 / 11 / 25 Purchase 390,000 $30.5438 $30.265 $30.99
11 / 12 / 25 Purchase 400,000 $32.0199 $31.79 $32.51
11 / 13 / 25 Purchase 278,939 $31.5541 $30.94 $31.935
11 / 13 / 25 Purchase 287,819 $32.0788 $31.94 $32.275

The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased or sold at each separate price within the ranges set forth above.

Except for the foregoing or as otherwise set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of the Schedule 13D, has effected any transactions in Common Stock or Preferred Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in Item 2 and this Item 5 of this Amendment No. 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.7 Joint Filing Agreement (https://www.sec.gov/Archives/edgar/data/1740332/000119312524267221/d840516dex997.htm)

## Signatures
- CD&R Channel Holdings II, L.P.: /s/ Rima Simson, Rima Simson/Vice President, Treasurer and Secretary of CD&R Investment Associates XII, Ltd., its general partner (11/13/2025)
- CD&R Channel Holdings, L.P.: /s/ Rima Simson, Rima Simson/Director of CD&R Channel Holdings II GP, Ltd., its general partner (11/13/2025)
- CD&R Investment Associates XII, Ltd.: /s/ Rima Simson, Rima Simson/Vice President, Treasurer and Secretary (11/13/2025)
- CD&R Associates XII, L.P.: /s/ Rima Simson, Rima Simson/Vice President, Treasurer and Secretary of CD&R Investment Associates XII, Ltd., its general partner (11/13/2025)